UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Unaudited Condensed Consolidated

Interim Financial Statements

PagSeguro Digital Ltd.

At June 30, 2019 and for the three and six-month periods ended

June 30, 2019 and 2018

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim financial statements

At June 30, 2019 and for the three and six-month periods ended June 30, 2019 and 2018

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim balance sheet

At June 30, 2019 and December 31, 2018

(All amounts in thousands of reais)

	Note	June 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	5	254,767	2,763,050
Financial investments	6	1,761,745	—
Accounts receivable	7	9,859,199	8,104,679
Inventories		78,494	88,551
Taxes recoverable		100,161	65,653
Other receivables		41,709	20,148

Total current assets		12,096,075	11,042,081

Non-current assets
Judicial deposits		2,907	1,511
Accounts receivable	7	12,260	—
Prepaid expenses		5,001	968
Investment		1,500	—
Property and equipment	10	146,739	67,104
Intangible assets	11	425,941	305,614

Total non-current assets		594,348	375,197

Total assets		12,690,423	11,417,278

	Note	June 30, 2019	December 31, 2018
Liabilities and equity
Current liabilities
Payables to third parties	12	4,581,475	4,324,198
Trade payables		239,508	165,246
Payables to related parties	8	34,858	30,797
Salaries and social charges	13	108,984	73,936
Taxes and contributions	14	109,130	80,093
Provision for contingencies	15	8,264	7,004
Other payables		16,267	29,501

Total current liabilities		5,098,486	4,710,775

Non-current liabilities
Deferred income tax and social contribution	16	358,625	132,125
Other payables		15,800	—

Total non-current liabilities		374,425	132,125

Total liabilities		5,472,911	4,842,900

Equity
Share capital	17	26	26
Capital reserve	17	5,715,888	5,688,134
Equity valuation adjustments	17	(22,785)	(7,325)
Profit retention reserve	17	1,540,979	909,267
Treasury shares	17	(39,532)	(39,532)

		7,194,576	6,550,570

Non-controlling interests		22,936	23,806

Total equity		7,217,512	6,574,376

Total liabilities and equity		12,690,423	11,417,278

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of income

For the three and six-month periods ended June 30, 2019 and 2018

(All amounts in thousands of reais unless otherwise stated)

	Note	Three-month period		Six-month period
		June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Net revenue from transaction activities and other services	19	798,949	515,249	1,511,944	958,097
Net revenue from sales	19	63,454	89,409	131,043	183,395
Financial income	19	497,167	332,595	927,671	607,433
Other financial income	19	30,176	64,532	70,424	180,892

Total revenue and income		1,389,746	1,001,785	2,641,082	1,929,817
Cost of sales and services	20	(684,393)	(482,753)	(1,302,172)	(927,515)
Selling expenses	20	(131,679)	(94,404)	(214,057)	(178,018)
Administrative expenses	20	(109,856)	(109,174)	(202,237)	(328,198)
Financial expenses	20	(2,204)	(2,804)	(8,043)	(19,328)
Other expenses, net	20	(491)	98	(4,073)	(1,010)

Profit before income taxes		461,123	312,748	910,500	475,748
Current income tax and social contribution	16	(1,349)	(99,258)	(51,489)	(120,193)
Deferred income tax and social contribution	16	(137,017)	14,117	(226,520)	20,508

Income tax and social contribution		(138,366)	(85,141)	(278,009)	(99,685)

Net income for the period		322,757	227,607	632,491	376,063

Attributable to:
Owners of the Company		322,400	227,168	631,712	375,546
Non-controlling interests		357	439	779	517
Basic earnings per common share – R$	18	1.0071	0.7417	1.9734	1.2262
Diluted earnings per common share – R$	18	0.9805	0.7386	1.9212	1.2210

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of comprehensive income

For the three and six-month periods ended June 30, 2019 and 2018

(All amounts in thousands of reais unless otherwise stated)

	Three-month period		Six-month period
	June 30,2019	June 30,2018	June 30,2019	June 30,2018
Net income for the period	322,757	227,607	632,491	376,063
Currency translation adjustment	22	356	(606)	356
Fair value of financial investments through OCI	19	—	(69)	—

Total comprehensive income for the period	322,798	227,963	631,816	376,419

Attributable to
Owners of the Company
Net income for the period	322,400	227,524	631,037	375,902

Non-controlling interests	358	439	779	517

Net income for the period	322,798	227,963	631,816	376,419

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of changes in equity

For the six-month periods ended June 30, 2019 and 2018

(All amounts in thousands of reais)

	Note	Share capital	Treasury shares	Capital reserve		Profit reserve			Equity valuation adjustments	Total	Non-controlling interests	Total equity
				Capital reserve	Share-based long-term incentive plan (LTIP)	Legal reserve	Profit retention reserve	Retained earnings
At December 31, 2017		524,577	—	—	—	30,216	312,047	—	55	866,895	3,496	870,391
Conversion of profit reserve to common; shares	17	(524,556)	—	866,819	—	(30,216)	(312,047)	—	—	—	—	—
Net income for the period	17	—	—	—	—	—	—	375,546	—	375,546	517	376,063
Currency translation adjustment	17	—	—	—	—	—	—	—	356	356	—	356
Non-controlling acquisition	17	—	—	—	—	—	—	—	(7,588)	(7,588)	19,375	11,787
Issuance of common shares in initial public offering, net of offering costs	17	5	—	4,522,278	—	—	—	—	—	4,522,283	—	4,522,283
Shares issued—Stock options plan	17	—	—	138,667	(138,667)	—	—	—	—	—	—	—
Shares based long term incentive plan (LTIP)	17	—	—	—	184,687	—	—	—	—	184,687	—	184,687
At June 30, 2018		26	—	5,527,764	46,020	—	—	375,546	(7,177)	5,942,179	23,388	5,965,567
Net income for the period	17	—	—	—	—	—	—	533,721	—	533,721	624	534,345
Currency translation adjustment	17	—	—	—	—	—	—	—	(148)	(148)	—	(148)
Non-controlling acquisition	17	—	—	—	—	—	—	—	—	—	(206)	(206)
Shares issued—stock option plan	17	—	—	119,499	(119,499)	—	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	17	—	—	—	114,350	—	—	—	—	114,350	—	114,350
Acquisition of treasury shares	17	—	(39,532)	—	—	—	—	—	—	(39,532)	—	(39,532)

At December 31, 2018		26	(39,532)	5,647,263	40,871	—	—	909,267	(7,325)	6,550,570	23,806	6,574,376
Net income for the period	17	—	—	—	—	—	—	631,712	—	631,712	779	632,491
Currency translation adjustment	17	—	—	—	—	—	—	—	(606)	(606)	—	(606)
Loss on financial assets through other comprehensive income	17	—	—	—	—	—	—	—	(69)	(69)	—	(69)
Non-controlling acquisition	17	—	—	—	—	—	—	—	(14,785)	(14,785)	(1,649)	(16,434)
Shares issued—stock option plan	17	—	—	11,201	(11,201)	—	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	17	—	—	—	27,754	—	—	—	—	27,754	—	27,754

At June 30, 2019		26	(39,532)	5,658,464	57,424	—	—	1,540,979	(22,785)	7,194,576	22,936	7,217,512

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of cash flows

For the six-month periods ended June 30, 2019 and 2018

(All amounts in thousands of reais)

	June 30, 2019	June 30, 2018
Cash flows from operating activities
Profit before income taxes	910,500	475,748
Expenses (revenues) not affecting cash:
Depreciation and amortization	48,135	38,548
Chargebacks	74,483	28,146
Accrual of provision for contingencies	848	1,135
Share based long term incentive plan (LTIP)	27,754	162,410
Inventory provisions	6,918	2,745
Other financial cost, net	30,783	(1,195)
Changes in operating assets and liabilities
Accounts receivable	(1,979,920)	(2,838,067)
Inventories	3,139	4,508
Taxes recoverable	(13,999)	265
Other receivables	(22,944)	3,958
Other payables	3,791	2,404
Payables to third parties	257,277	4,218
Trade payables	73,668	64,091
Receivables from (payables to) related parties	4,061	119,130
Salaries and social charges	35,048	1,356
Taxes and contributions	6,073	22,291
Provision for contingencies	—	(795)

	(534,385)	(1,909,104)

Income tax and social contribution paid	(52,122)	(110,844)
Interest income received	138,658	160,164

Net cash used in operating activities	(447,849)	(1,859,784)

Cash flows from investing activities
Amount paid on acquisitions, net of cash acquired	(15,753)	—
Purchases of property and equipment	(90,348)	(11,749)
Purchases and development of intangible assets	(148,528)	(66,363)
Acquisition of financial investments	(1,790,118)	—
Redemption of financial investments	—	211,116

Net cash provided (used in) investing activities	(2,044,747)	133,004

Cash flows from financing activities
Proceeds from offering of shares	—	4,744,900
Transactional costs	—	(186,349)
Transaction with non-controlling interest	(15,992)	(5,390)
Capital increase by non-controlling shareholders	305	20,334

Net cash provided (used in) financing activities	(15,687)	4,573,495

Increase (decrease) in cash and cash equivalents	(2,508,283)	2,846,715

Cash and cash equivalents at the beginning of the period	2,763,050	66,767
Cash and cash equivalents at the end of the period	254,767	2,913,482

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

1.	General information

PagSeguro Digital Ltd. (“PagSeguro Digital” or the “Company”) is a holding company, subsidiary of Universo Online S.A. (“UOL”), referred to together with its subsidiaries as the “PagSeguro Group”, was incorporated on July 19, 2017. 99.99% of the shares of PagSeguro Internet S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and, PagSeguro Digital maintains control of PagSeguro Brazil.

PagSeguro Brazil is a privately held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).

PagSeguro Brazil subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), Boa Compra Ltda. (“Boa Compra”), BCPS Online Services LDA. (“BCPS”), R2TECH Informática S.A. (“R2TECH”), BIVACO Holding S.A (“BIVA”), Fundo de Investimento em Direitos Creditórios—PagSeguro (“FIDC”) and Tilix Digital S.A. (“TILIX”).

In addition to our operations carried out by PagSeguro Brazil, on January 4, 2019, PagSeguro Digital acquired 100% of BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. “BancoSeguro” in February 2019), through BS Holding Financeira Ltd. (“BS Holding”), a holding company incorporated under PagSeguro Digital.

On March 15, 2019, PagSeguro Group acquired 10% of the share capital of Netpos Serviços de Informática S.A. (“NETPOS”). Total consideration paid amounted to R$1,500 which was settled in cash. PagSeguro Group acquired 10% of shares and does not have control of NETPOS operation, based on IFRS 3. NETPOS was not consolidated in these interim financial statements.

These unaudited condensed consolidated interim financial statements include BS Holding and its subsidiary BancoSeguro and PagSeguro Brazil and its subsidiaries Net+Phone, Boa Compra, BCPS, R2TECH, BIVA, FIDC and TILIX.

1.1.	Initial Public Offering (“IPO”)

On January 26, 2018, PagSeguro Digital completed its Initial Public Offering (“IPO”). 50,925,642 new shares were offered by PagSeguro Digital and 70,267,746 shares were offered by the controlling shareholder UOL.

The initial offering price was US$21,50 per common share, for gross proceeds of US$1,095.2 million (or R$3,444.2 million). The Company received net proceeds of US$1,046.0 million (or R$3,289.8 million), after deducting US$43.8 million (or R$137.8 million) in underwriting discounts and commissions and US$5.2 million (or R$16.7 million) of other offering expenses.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

1.	General information (Continued)

1.1.	Initial Public Offering (“IPO”) (Continued)

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No. 333-222292) which was declared effective by the Securities and Exchange Commission on January 26, 2018. The common stock has been traded on the New York Stock Exchange (NYSE) since January 26, 2018, under the symbol “PAGS”.

1.2.	Follow-on public offering

On June 26, 2018, PagSeguro Digital completed its follow-on public offering. A number of 11,550,000 new shares were offered by PagSeguro Digital and 26,400,000 shares were offered by the controlling shareholder UOL.

The initial offering price was US$29,25 per common share, for gross proceeds of US$337.8 million (or R$1,274.4 million). The Company received net proceeds of US$326.8 million (or R$1,232.6 million), after deducting US$7.9 million (or R$29.9 million) in underwriting discounts and commissions and US$3.1 million (or R$11.9 million) of other offering expenses.

1.3.	Long-Term Incentive Plan (“LTIP”)

Members of management participate in a Long-Term Incentive Plan, or LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL and are submitted to our Board of Directors for adoption.

The policy for recognizing and measuring share-based payments in the interim period is described in Note 17.

2.	Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies

These unaudited condensed consolidated interim financial statements do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies (Continued)

These unaudited condensed consolidated interim financial statements for the six-month period ended June 30, 2019 were authorized for issuance by the PagSeguro Digital’s Board of Directors on August 05, 2019.

2.1.	Basis of preparation of condensed consolidated interim financial information

These unaudited condensed consolidated interim financial statements for the six-month period ended June 30, 2019 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board.

These unaudited condensed consolidated interim financial statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2018 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2.2.	New accounting pronouncements

Effective for periods beginning on or after January 1, 2019

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as January 1st, 2019. The Company applies, for the first time, IFRS 16—Leases as well as other amendments and interpretations that apply for the first time in 2019. As required by IAS 34, the nature and effect of these changes are disclosed below. Those changes, however, did not have material impacts on the unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies (Continued)

2.2.	New accounting pronouncements (Continued)

Effective for periods beginning on or after January 1, 2019 (Continued)

The following new standards have been issued by IASB and are effective for the six-month ended June 30, 2019:

IFRS 16—Leases

This new standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. Certain short-term and low-value contracts may be out of the scope of this new standard. The criteria for recognition and measurement of leases in the financial statements of the lessors are substantially maintained. IFRS 16 is effective for years beginning on or after January 1, 2019 and replaces IAS 17—“Leases” and related interpretations. Management has performed an assessment and did not identify any material impacts to date. Therefore, changes to standards or new pronouncements applicable to the years presented in the consolidated financial statements were not relevant to the PagSeguro Group, for retrospective disclosure and disclosure of amounts.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately;

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities;

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and

•	How an entity considers changes in facts and circumstances

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed. The interpretation did not have an impact on the unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies (Continued)

2.2.	New accounting pronouncements (Continued)

Effective for periods beginning on or after January 1, 2019 (Continued)

Annual Improvements 2015-2017 Cycle

IFRS 3 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019. These amendments had no impact on the unaudited condensed consolidated interim financial statements as there is no transaction where a joint control is obtained.

IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

An entity applies the amendments for annual reporting periods beginning on or after 1 January 2019. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period. The amendment did not have an impact on the unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

3.	Consolidation of subsidiaries

At June 30, 2019
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership—%	Level
PagSeguro Brazil	13,636,126	6,822,367	6,813,759	623,577	99.99	Direct
BS Holding	68,190	49	68,141	(8,141)	99.99	Direct
Net+Phone	245,179	79,458	165,721	36,773	99.99	Indirect
Boa Compra	102,712	67,532	35,180	8,631	99.99	Indirect
BCPS	1,462	280	1,182	(286)	99.50	Indirect
R2TECH	9,371	2,320	7,051	3,182	100.00	Indirect
BIVA	18,681	4,649	14,032	1,499	100.00	Indirect
FIDC	1,567,222	426,863	1,140,359	608,284	100.00	Indirect
TILIX	5,780	6,209	(429)	(2,065)	100.00	Indirect
BancoSeguro	64,187	11,255	52,932	8,383	100.00	Indirect

The operational context of the subsidiaries is to be read in conjunction with the annual financial statements for the year ended December 31, 2018.

R2TECH

R2Tech, organized in Brazil, which manages our reconciliation product. PagSeguro Brazil acquired 51% of R2Tech in 2017 and the remaining 49% in February 2019, obtained 100% of R2TECH. The total paid for the remaining purchase was R$13,992, which was settled in cash on that date.

BancoSeguro

On January 4, 2019, BS Holding acquired 100% of BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. in February 2019). BancoSeguro, organized in Brazil, through our fully owned direct subsidiary BS Holding. BancoSeguro holds a license to provide financial services. We expect that this acquisition will allow us to expand our product and services offering.

BIVA

On April 1, 2019, PagSeguro Group acquired an additional interest of 22,65% of the issued shares of BIVA. Total consideration paid amount to R$ 2,000 which was settled in cash on the same date. This purchase increases PagSeguro Brazil’s interest to 100% of BIVAs shares.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

4.	Segment reporting

Operating segments are reported consistently with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, responsible for allocating resources and assessing the performance of the operating segments, is the Board of Directors, which is also responsible for making the PagSeguro Group’s strategic decisions.

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as payment arrangement agents.

The PagSeguro Group is domiciled in Brazil and has revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. Net revenues from the international market represent 1.3% and 1% for the six-month periods ended June 30, 2019 and twelve-month periods ended 2018, respectively.

5.	Cash and cash equivalents

	June 30, 2019	December 31, 2018
Short-term bank deposits	98,637	405,227
Short-term investment	156,130	2,357,823

	254,767	2,763,050

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less, and with immaterial risk of change in value.

6.	Financial investments

	June 30, 2019	December 31, 2018
Short-term investment	1,761,745	—

	1,761,745	—

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

6.	Financial investments (Continued)

Consists of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, currently at 6.5% per year), invested to comply with certain requirements for authorized payment institutions as set forth by Central Bank of Brazil regulation. This financial asset was classified at fair value through other comprehensive income. The balance as of June 30, 2019 is related to excess cash and cash equivalents proceeds originated from the IPO and the follow-on offering mentioned in Notes 1.1 and 1.2, respectively. Unrealized losses of LFTs as of June 30, 2019 totaled R$69.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

7.	Accounts receivable

	June 30, 2019					December 31, 2018
	Visa	Master	Hipercard	Elo	Total	Visa	Master	Hipercard	Total
Legal obligors
Itaú	623,066	2,347,403	552,226	—	3,522,695	570,463	1,979,994	514,627	3,065,084
Bradesco	858,154	174,140	—	179,352	1,211,646	735,784	170,497	—	906,281
Banco do Brasil	689,500	159,841	—	119,593	968,934	566,537	153,633	—	720,170
CEF	150,050	178,782	—	105,001	433,833	133,882	173,208	—	307,090
Santander	272,348	1,067,832	—	—	1,340,180	247,950	871,976	—	1,119,926
Other (*)	512,608	1,413,024	—	37,439	1,963,071	386,808	1,069,323	—	1,456,131
Total card issuers(i)	3,105,726	5,341,022	552,226	441,385	9,440,359	2,641,424	4,418,631	514,627	7,574,682

Cielo—Elo	—	—	—	—	156,428	—	—	—	366,619
Cielo	—	—	—	—	44,277	—	—	—	91,402
Redecard	—	—	—	—	791	—	—	—	5,502
Amex	—	—	—	—	—	—	—	—	1,188
Vero	—	—	—	—	8,069	—	—	—	4,396
Other	—	—	—	—	69,661	—	—	—	34,367
Total acquirers (ii)	—	—	—	—	279,226	—	—	—	503,474

Other current	—	—	—	—	139,614	—	—	—	26,523
Other non-current	—	—	—	—	12,260	—	—	—	—

Total other	—	—	—		151,874	—	—	—	26,523

Total Accounts receivable	3,105,726	5,341,0212	552,226	441,385	9,871,459	2,641,424	4,418,631	514,627	8,104,679

(*)	Refers to other pulverized receivables from legal obligors.
(i)

Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard or Elo. However, PagSeguro Brazil’s contractual accounts receivable are with the financial institutions, which are the legal obligors on the accounts receivable. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Elo or Hipercard, as applicable, in the event that the legal obligors do not make payment. PagSeguro Brazil started operating directly as a financial intermediary in 2016.

(ii)

Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil. This balance also includes the receivables from sales of debit and credit card readers.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

7.	Accounts receivable (Continued)

The maturity analysis of accounts receivable is as follows:

	June 30, 2019	December 31, 2018
Due within 30 days	5,356,563	4,323,893
Due within 31 to 120 days	3,199,710	3,135,358
Due within 121 to 180 days	701,130	468,913
Due within 181 to 360 days	601,796	176,515
Due after 360 days	12,260	—

	9,871,459	8,104,679

8.	Related-party balances and transactions

The PagSeguro Group is controlled by UOL (incorporated in Brazil).

i)	Balances and transactions with related parties

	June 30, 2019	December 31, 2018
	Payables	Payables
Immediate parent
UOL—sales of services (a)	16,555	9,822
UOL—shared service costs	9,837	10,234
Affiliated companies
UOL Diveo—sales of services (a)	4,331	3,290
UOL Diveo—shared service costs	—	126
Transfolha Transportadora e Distribuição Ltda.	2,432	4,336
Livraria da Folha Ltda.	—	32
Empresa Folha da Manhã S/A	913	2,073
Others	790	884

	34,858	30,797

(a)	Sales of services refers to the purchase of (i) advertising services from UOL and (ii) services related to technical support in hosting and colocation from UOL Diveo Tecnologia Ltda. “(UOL Diveo)”.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

8.	Related-party balances and transactions (Continued)

i)	Balances and transactions with related parties (Continued)

	Three-month period					Six-month period
	June 30,2019			June 30,2018		June 30,2019		June 30,2018
	Revenue	Expense	Revenue	Expense	Revenue	Expense	Revenue	Expense
Immediate parent
UOL—shared service costs (a)	—	26,890	—	17,958	—	35,884	—	60,999
UOL—sales of services (b)	817	23,994	564	12,882	1,208	35,962	1,032	25,803
Affiliated companies
UOL Diveo—shared service costs	—	—	—	124	—	7	—	247
UOL Diveo—sales of services (c)	—	10,828	—	5,468	—	16,836	—	12,010
Transfolha Transportadora e Distribuição Ltda.	—	1,908	—	5,198	—	6,884	—	7,822
Livraria da Folha Ltda.	—	—	39	—	—	—	110	—
Others	1	—	108	—	10	220	307	—

	818	63,620	711	41,630	1,218	95,793	1,449	106,881

(a)

Shared services costs mainly related to (i) payroll costs, (ii) IT structure / software and (iii) property rental costs that are incurred by the parent company UOL and are charged to PagSeguro pursuant arm’s length contractual agreements. Such costs are included in administrative expenses. The decrease in the balance refers to payroll taxes related to LTIP in the six-month period ended June 30, 2019 which amounted to R$ 3,809 (R$ 34,193 in June 30, 2018) that are paid by the parent company UOL and reimbursed by PagSeguro.

(b)	Sale of services related to advertising incurred by the parent company UOL and are charged to PagSeguro Brazil pursuant to arm’s length contractual agreements.
(c)

Sale of services from the affiliated company UOL Diveo related to technical support in hosting and colocation services (started in 2016) and are charged to PagSeguro Brazil pursuant to arm’s length contractual agreements.

ii)	Key management compensation

Key management compensation includes short and long-term benefits of PagSeguro Brazil’s executive officers. The short and long-term compensation related to the executive officers for the six-month period ended June 30, 2019 amounted to R$17,335 (June 30, 2018—R$39,047).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

9.	Business combinations

Acquisition for the year ended December 31, 2018

On December 5, 2018, PagSeguro Brazil acquired 100.0% of the share capital and obtained the control of TILIX. The total consideration for the purchase was R$19,610, of which R$3,810 was settled in cash and R$15,800 in variable installments, subject to the attainment of specific targets in 2020 (R$4,100) and 2021 (R$11,700), established in the acquisition agreement. The fair value of the assets acquired, and the liabilities assumed on the acquisition date, are substantially similar to their book value. Based on current management expectations, this performance goal will be achieved. The purchase price allocation may be subject to changes in the measurement period as defined in IFRS.

The goodwill of R$19,175 arising from the acquisition is attributable to the future profitability of the business in synergy with the products offered by the PagSeguro Group. The fair values of the identifiable assets and liabilities of TILIX as at the date of acquisition were:

Fair value of assets and liabilities acquired
The assets and liabilities arising from the acquisition
Cash and cash equivalents	1,996
Assets acquired	130
Liabilities assumed	(3,975)
Property, plant and equipment and intangible assets	2,284

Value of net assets	435

Goodwill	19,175

Purchase cost	19,610

Consideration for the purchase settled in cash	3,810

Cash and cash equivalents at the subsidiary acquired	(1,996)

Amount paid on acquisitions less cash and cash equivalents acquired	1,813

Acquisition for the six months ended June 30, 2019

On January 4, 2019, PagSeguro Group acquired 100% of the share capital and obtained control of BBN Banco de Negócios S.A. Total consideration paid amounted to R$58,820 and the total net assets acquired amount to R$44,549. This acquisition is in accordance with PagSeguro Group’s business strategies, ramping up investments on new technologies, products and services for our digital ecosystem.

The goodwill recognized is primarily attributed to the expected synergies and other benefits from combining the assets and activities of BancoSeguro with those of PagSeguro Group as well as generate more usage and engagement from PagSeguro clients and is tested annually for impairment in December or when circumstances indicated that the carrying value may be impaired. The Group’s impairment test for goodwill is based on value-in-use calculations.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

9.	Business combinations (Continued)

Acquisition for the six months ended June 30, 2019 (Continued)

The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended 31 December 2018. The purchase price allocation may be subject to changes in the measurement period as defined in IFRS. The fair values of the identifiable assets and liabilities of BBN Banco de Negócios S.A. as at the date of acquisition were:

Fair value of assets and liabilities acquired
The assets and liabilities arising from the acquisition
Cash and cash equivalents	44,567
Assets acquired	26
Liabilities assumed	(44)

Value of net assets	44,549

Goodwill	14,271

Purchase cost	58,820

Consideration for the purchase settled in cash	58,820

Cash and cash equivalents at the subsidiary acquired	(44,567)

Amount paid on acquisitions less cash and cash equivalents acquired	14,253

10.	Property and equipment

a)	Property and equipment are composed as follows

	June 30, 2019
	Cost	Accumulated depreciation	Net
Data processing equipment	53,670	(11,537)	42,133
Facilities	38	(29)	9
Machinery and equipment	102,736	(9,364)	93,372
Furniture and fittings	2,460	(250)	2,210
Leasehold improvements	8,680	(522)	8,158
Vehicles	1,371	(514)	857

	168,955	(22,216)	146,739

	December 31, 2018
	Cost	Accumulated depreciation	Net
Data processing equipment	23,334	(7,815)	15,519
Facilities	38	(27)	11
Machinery and equipment	44,757	(3,096)	41,661
Furniture and fittings	2,153	(148)	2,005
Leasehold improvements	6,954	(195)	6,759
Vehicles	1,371	(222)	1,149

	78,607	(11,503)	67,104

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

10.	Property and equipment (Continued)

b)	The changes in cost and accumulated depreciation were as follows

	Data processing equipment	Facilities	Machinery and equipment	Furniture and fittings	Leasehold improvements	Vehicles	Total
At December 31, 2018
Cost	23,334	38	44,757	2,153	6,954	1,371	78,607
Accumulated depreciation	(7,815)	(27)	(3,096)	(148)	(195)	(222)	(11,503)

Net book value	15,519	11	41,661	2,005	6,759	1,149	67,104

At June 30, 2019
Cost
Purchases	30,336	—	57,979	307	1,726	—	90,348
Depreciation
Depreciation	(3,722)	(2)	(6,268)	(102)	(327)	(292)	(10,713)

Net book value	42,133	9	93,372	2,210	8,158	857	146,739

At June 30, 2019
Cost	53,670	38	102,736	2,460	8,680	1,371	168,955
Accumulated depreciation	(11,537)	(29)	(9,364)	(250)	(522)	(514)	(22,216)

Net book value	42,133	9	93,372	2,210	8,158	857	146,739

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

11.	Intangible assets

a)	Intangible assets are composed as follows

	June 30, 2019
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	571,435	(250,298)	321,137
Software licenses	56,602	(8,107)	48,495
Customer relationships	1,981	(517)	1,464
Goodwill (iii)	54,845	—	54,845

	684,863	(258,922)	425,941

	December 31, 2018
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	462,282	(211,929)	250,353
Software licenses	17,227	(4,073)	13,154
Customer relationships	1,981	(448)	1,533
Goodwill (ii)	40,574	—	40,574

	522,064	(216,450)	305,614

(i)	The PagSeguro Group capitalizes the expenses incurred with the development of platforms, which are amortized over their useful lives, within a range from three to five years.
(ii)	Goodwill provided on the acquisition of the companies R2TECH and BIVA.
(iii)	Goodwill provided on the acquisition of the companies TILIX and BancoSeguro.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

11.	Intangible assets (Continued)

b)	The changes in cost and accumulated amortization were as follows

	Expenditures with software and technology	Software licenses	Customer relationships	Goodwill	Total
At December 31, 2018
Cost	462,282	17,227	1,981	40,574	522,065
Accumulated amortization	(211,929)	(4,073)	(448)	—	(216,450)

Net book value	250,353	13,154	1,533	40,574	305,614

At June 30, 2019
Cost
Additions	109,153	39,375	—	—	148,528
Acquisition of subsidiary	—	—	—	14,271	14,271
Amortization	(38,369)	(4,034)	(69)	—	(42,472)

Net book value	321,137	48,495	1,464	54,845	425,941

At June 30, 2019
Cost	571,435	56,602	1,981	54,845	684,863
Accumulated amortization	(250,298)	(8,107)	(517)	—	(258,922)

Net book value	321,137	48,495	1,464	54,845	425,941

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

12.	Payables to third parties

Payables to third parties correspond to amounts to be paid to commercial establishments with respect to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil’s average settlement terms agreed upon with commercial establishments is up to 30 days.

13.	Salaries and social charges

	June 30, 2019	December 31, 2018
Profit sharing	23,928	20,653
Salaries payable	5,728	4,378
Social charges	9,548	8,421
Payroll accruals	28,804	14,601
Payroll taxes (LTIP)	38,304	23,816
Other	2,672	2,067

	108,984	73,936

14.	Taxes and contributions

	June 30, 2019	December 31, 2018
Taxes
Services tax (i)	180,852	122,241
Value-added tax on sales and services (ii)	27,678	23,796
Social integration program (iii)	20,061	17,530
Social contribution on revenues (iii)	123,441	107,872
Income tax and social contribution (iv)	3,286	685
Other	2,500	1,919

	357,818	274,043

Judicial deposits (v)
Services tax (i)	(81,341)	(52,226)
Value-added tax on sales and services (ii)	(26,365)	(19,476)
Social integration program (iii)	(19,707)	(17,088)
Social contribution on revenues (iii)	(121,275)	(105,160)

	(248,688)	(193,950)

	109,130	80,093

(i)	Refers to taxes on revenue from transaction activities.
(ii)	Refers to the Value-added Tax on Sales and Services (ICMS) amounts due by Net+Phone, related to tax substitution and tax rate differential, applied on sales of credit and debit card readers.
(iii)	Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iv)	Refers to the income tax and social contribution payable on current income taxes and contribution.
(v)	The PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items “i”, “ii” and “iii” above.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

15.	Provision for contingencies

Some companies of the PagSeguro Group are party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors.

	June 30, 2019	December 31, 2018
Civil	7,867	6,680
Labor	397	324

	8,264	7,004

The PagSeguro Group is a party on tax lawsuits involving risks classified by legal advisors as possible losses, for which no provision was recognized at June 30, 2019, totaling approximately R$58,814 (December 31, 2018—R$50,978). The PagSeguro Group is not a party to civil and labor lawsuits involving risks classified by management as possible losses.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

16.	Income tax and social contribution

a)	Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological innovation (i)	Other temporary differences, assets	Other temporary differences, liabilities	Total
Deferred tax
At December 31, 2017	1,487	2,885	(41,192)	32,642	(1,616)	(5,794)

Included in the statement of income	2,527	(361)	(15,585)	50,626	(16,699)	20,508

At June 30, 2018	4,014	2,524	(56,777)	83,268	(18,315)	14,714

Included in the statement of income	(1,103)	(351)	(26,402)	(18,553)	(100,430)	(146,839)

At December 31, 2018	2,911	2,173	(83,179)	64,715	(118,745)	(132,125)

Included in the statement of income	(2,077)	2,005	(23,485)	41,333	(244,297)	(226,521)

Other	—	—	—	21	—	21

At June 30, 2019	834	4,178	(106,664)	106,069	(363,042)	(358,625)

(i)

The main temporary differences representing the balance of the deferred tax liability refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount of property and equipment.

Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.

The estimated realization of deferred taxes in non-current assets and liabilities are as follows:

	June 30, 2019	December 31, 2018
	Liability	Liability
2019	(5,471)	(8,508)
2020	3,425	(13,659)
2021	(34,834)	(15,420)
2022	—	10,556
2023	(321,745)	(105,094)

	(358,625)	(132,125)

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

16.	Income tax and social contribution (Continued)

b)	Reconciliation of the income tax and social contribution expense

At June 30, 2019 and 2018, the PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the three and six-month periods ended June 30, 2019 and 2018:

	Three-month period			Six-month period
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Profit for the period before taxes	461,123	312,748	910,500	475,748
Statutory rate	34%	34%	34%	34%

Expected income tax and social contribution	(156,782)	(106,334)	(309,570)	(161,754)
Income tax and social contribution effect on:
Participation in the results of partners and managers
Permanent additions (exclusions)
Gifts	(174)	35	(208)	(329)
R&D and technological innovation benefit—Law 11.196/05 (i)	16,515	8,889	29,107	22,442
Taxation of income abroad (ii)	(556)	9,178	(179)	40,094
Other additions	2,631	3,091	2,841	(137)

Income tax and social contribution expense	(138,366)	(85,141)	(278,009)	(99,685)

Effective rate	30%	27%	31%	21%
Income tax and social contribution—current	(1,349)	(99,258)	(51,489)	(120,193)
Income tax and social contribution—deferred	(137,017)	14,117	(226,520)	20,508

(i)

Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see Note 11.

(ii)

Refers to the benefit based on the local law of the Cayman Islands (The Companies Law of 1960). There is no taxation on the income earned in the companies based in this jurisdiction. As a result of the local tax regulations, all the exchange variations from dollar to reais which generate income have no tax impacts for PagSeguro Digital.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

17.	Equity

a)	Share capital

At June 30, 2019, share capital is represented by 327,890,392 common shares, per value of US$0.000025. Share capital is composed of the following shares for the six-month periods ended June 30, 2019 and the year ended December 31, 2018:

December 31, 2017 shares outstanding	262,288,607

Primary shares offered in the IPO	50,925,642
Primary shares offered in the follow-on offering	11,550,000
Treasury shares	503,642
Long-Term Incentive Plan	3,024,625
Repurchase of common shares	(503,642)

December 31, 2018 shares outstanding	327,788,874

Long-Term Incentive Plan	101,517

June 30, 2019 shares outstanding	327,890,391

During the year 2018, shares of PagSeguro Digital were issued as a result of the IPO, follow-on offering and long-term incentive plan, see details in Notes 1.1, 1.2, 1.3 and 17 (c).

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the IPO and follow-on offering gross proceeds.

b)	Capital reserve

The capital reserve can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares.

On January 26, 2018, 50,925,642 new shares were issued at a price of US$21.50 per share representing net proceeds of US$1,046.0 million (or R$3,289.8 million). Refer to Note 1.1 for further details.

On June 26, 2018, 11,550,000 new shares were issued at a price of US$29.25 per share representing net proceeds of US$326.8 million (or R$1,232.6 million). Refer to Note 1.2 for further details.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

17.	Equity (Continued)

c)	Share based long-term incentive plan (LTIP)

Members of management participate in the LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL and are submitted to our Board of Directors for adoption.

On January 26, 2018, beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. These rights vest in five equal annual installments starting on the earlier of July 29, 2015 and the beneficiary’s employment start date. Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO.

The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.

The shares granted under the LTIP are subject to a one-year lock-up period. Any shares that are issued on a subsequent vesting date during the first year after the IPO will be subject to the remainder of that same lock-up period, expiring one year after the IPO. After the close of that one-year period, shares to be granted under the LTIP will no longer be subject to a lock-up.

This arrangement is classified as equity settled. For the six-month period ended June 30, 2019, the Company recognized compensation expenses related to the LTIP in the total amount of R$27,754.

The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our issued share capital at any time. At June 30, 2019 total shares granted were 7,064,478, and the total shares issued were 3,126,142. There were no forfeitures or expirations in the six-month period ended June 30, 2019.

d)	Equity valuation adjustments

The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, amounted negative value in R$606 in the period of six months ended in June 30, 2019 (R$263 as of December 31, 2018). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

17.	Equity (Continued)

d)	Equity valuation adjustments (Continued)

The Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests of the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 as of June 30, 2019 related to R2TECH, in the amount of R$11,663 (R$0 as of December 31,2018), and BIVA, in the amount of 10,709 (R$7,588 as of December 31, 2018).

e)	Treasury shares

On October 30, 2018, PagSeguro Digital’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company’s management is responsible for defining the timing and the number of shares to be acquired, within authorized limits.

During the year ended December 31, 2018 a number of 503,642 shares were repurchased for a total of US$10,119,425 (average of US$20.09 per share) which corresponds to R$39,532.

18.	Earnings per share

a)	Basic

Basic earnings per share are calculated by dividing the profit attributable to shareholders of the PagSeguro Group by the weighted average number of common shares issued and outstanding during the six-month periods ended June 30, 2019 and 2018:

	Three-month period		Six-month period
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Profit attributable to stockholders of the Company	322,400	227,168	631,712	375,546
Weighted average number of outstanding common shares	320,114,060	306,278,562	320,114,060	306,278,562

Basic earnings per share—R$	1.0071	0.7417	1.9734	1.2262

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

18.	Earnings per share (Continued)

b)	Diluted

	Three-month period		Six-month period
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Profit used to determine diluted earnings per share	322,400	227,168	631,712	375,546

Weighted average number of outstanding common shares	320,114,060	306,278,562	320,114,060	306,278,562
Weighted average number of shares under options	4,770,826	3,844,232	4,770,826	3,844,232
Weighted average number of shares that would have been issued at average market price	3,918,165	(2,539,194)	3,918,165	(2,539,194)

Weighted average number of common shares for diluted earnings per share	328,803,051	307,583,600	328,803,051	307,583,600

Diluted earnings per share—R$	0.9805	0.7386	1.9212	1.2210

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume the conversion of all potential common shares with dilutive effects. The share based LTIP is the Company’s only category of potential common shares with dilutive effects. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

19.	Total revenue and income

	Three-month period		Six-month period
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Gross revenue from transaction activities and other services	914,123	599,922	1,740,333	1,113,997
Gross revenue from sales	92,123	128,060	185,853	257,738
Gross financial income (i)	500,973	347,931	937,433	636,350
Other financial income (ii)	30,176	64,532	70,424	180,892

Total gross revenue and income	1,537,395	1,140,445	2,934,043	2,188,977

Deductions from gross revenue from transactions activities and other services (iii)	(115,174)	(84,673)	(228,389)	(155,900)
Deductions from gross revenue from sales (iv)	(28,669)	(38,651)	(54,810)	(74,343)
Deductions from gross financial income (v)	(3,806)	(15,336)	(9,762)	(28,917)
Total deductions from gross revenue and income	(147,649)	(138,661)	(292,961)	(259,160)

Total revenue and income	1,389,746	1,001,785	2,641,082	1,929,817

(i)	Includes (a) interest income from early payment of notes payable to third parties and (b) interest on accounts receivable due in installments.
(ii)	The decrease in the period refers to foreign exchange gain on the currency conversion of the IPO and follow on proceeds, for the six-month period ended June 30, 2018 in the amount of R$117,245.
(iii)	Deductions consist of transactions taxes.
(iv)	Deductions are composed of sales taxes and returns.
(v)	Deductions consist of taxes on financial income.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

20.	Expenses by nature

	Three-month period		Six-month period
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Transactions costs	(432,731)	(281,408)	(813,672)	(528,569)
Cost of goods sold	(158,279)	(127,071)	(306,062)	(226,515)
Marketing and advertising	(116,131)	(102,308)	(196,123)	(193,248)
Personnel expenses (i)	(93,461)	(97,841)	(171,251)	(340,194)
Financial expenses (ii)	(2,204)	(2,804)	(8,043)	(19,328)
Chargebacks (iii)	(41,648)	(13,708)	(74,483)	(28,146)
Depreciation and amortization (iv)	(21,714)	(20,541)	(48,135)	(38,548)
Other	(62,455)	(43,356)	(112,813)	(79,522)

	(928,623)	(689,037)	(1,730,582)	(1,454,069)

Classified as:
Cost of services	(491,798)	(339,449)	(941,872)	(668,255)
Cost of sales	(192,596)	(143,304)	(360,301)	(259,260)
Selling expenses	(131,679)	(94,404)	(214,057)	(178,018)
Administrative expenses	(109,856)	(109,174)	(202,237)	(328,198)
Financial expenses	(2,204)	(2,804)	(8,043)	(19,328)
Other (expenses) income, net	(490)	98	(4,072)	(1,010)

	(928,623)	(689,037)	(1,730,582)	(1,454,069)

(i)

The decrease refers to compensation expenses related to the LTIP for the six-month period ended June 30, 2019 in the amount of 27,754, and the respective payroll taxes in the amount of R$15,801. For the six-month period ended in June 30, 2018 LTIP related expenses amounted to R$162,410, and the respective payroll taxes amounted to R$82,913.

(ii)

The decrease refers to Financial Operations Tax (IOF) related to the remittance of cash from the Cayman Islands to Brazil occurred in 2018 for the six-month period ended June 30, 2018 in the amount of R$13,826.

(iii)	Chargebacks refer to losses recognized in the period related to fraud associated with card processing operations, as detailed in Note 22 (ii).
(iv)	The depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	Three-month period		Six-month period
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Depreciation
Cost of sales and services	(5,749)	(634)	(8,976)	(1,145)
Selling expenses	(7)	(1)	(14)	(3)
Administrative expenses	(1,058)	(318)	(1,723)	(606)

	(6,814)	(953)	(10,713)	(1,754)

Amortization
Cost of sales and services	(16,443)	(21,398)	(41,799)	(40,198)
Selling expenses	—	—	—	—
Administrative expenses	(332)	(161)	(673)	(301)

	(16,775)	(21,559)	(42,472)	(40,499)

PIS and COFINS credits (*)	1,875	1,972	5,050	3,705

Depreciation and amortization expense, net	(21,714)	(20,541)	(48,135)	(38,548)

(*)

PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

21.	Financial instruments by category

The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.

The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this Note were selected based on their relevance.

The PagSeguro Group believes that the financial instruments recognized in these condensed consolidated interim financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

21.	Financial instruments by category (Continued)

The PagSeguro Group classifies its financial instruments into the following categories:

	June 30, 2019	December 31, 2018
Financial assets
Amortized cost:
Cash and cash equivalents	254,767	2,763,050
Accounts receivable	9,871,459	8,104,679
Other receivables	41,709	20,148
Fair value through other comprehensive income
Financial investments	1,761,745	—

	11,929,680	10,887,877

	June 30, 2019	December 31, 2018
Financial liabilities
Amortized cost:
Payables to third parties	4,581,475	4,324,198
Trade payables	239,508	165,246
Trade payables to related parties	34,858	30,797
Other payables (current)	16,267	29,501
Fair value through profit or loss
Contingent consideration (included in non-current other payables)	15,800	—

	4,887,908	4,540,742

22.	Financial risk management

The PagSeguro Group’s activities expose it to a variety of financial risks: market risk (including currency risk and cash flow or fair value interest rate risk), fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group’s financial performance. The PagSeguro Group uses derivative financial instruments to hedge certain risk exposures, when applicable.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

22.	Financial risk management (Continued)

Among the main market risk factors that may affect the PagSeguro Group’s business are the following:

i)	Foreign exchange risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. As of June 30, 2019, and December 31, 2018, the PagSeguro Group is not materially exposed to this foreign exchange risk.

ii)	Fraud Risk (chargeback)

The PagSeguro Group’s sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:

The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

The second process detects chargebacks and disputes not identified by the first process. This is a complementary process and increases the PagSeguro Group’s ability to avoid new frauds.

iii)	Credit risk

Credit risk is managed on a group basis and is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers.

In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by the PagSeguro Group, classifying them into three groups:

(i)	Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody’s, which do not require additional monitoring;

(ii)	Card issuers with a medium level of risk, which are also monitored in accordance with the Basel and property, plant and equipment ratios; and

(iii)	Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

22.	Financial risk management (Continued)

iii)	Credit risk (Continued)

No credit limits were exceeded during the reporting period, and management does not expect any losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented under fraud risk.

iv)	Liquidity risk

The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.

The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts.

At June 30, 2019, the PagSeguro Group held cash and cash equivalents of R$254,767 (R$2,763,050 at December 31, 2018).

The table below shows the PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days
At June 30, 2019
Payables to third parties	3,893,580	484,584	98,117	105,194
Trade payables	206,972	29,123	3,064	349
Trade payables to related parties	—	34,858	—	—
Other payables	—	—	—	16,267
At December 31, 2018
Payables to third parties	3,968,125	233,694	66,967	55,412
Trade payables	141,958	18,744	1,358	3,186
Trade payables to related parties	—	30,797	—	—
Other payables	—	—	—	29,501

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

23.	Capital management

The PagSeguro Group monitors capital based on the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and banks. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

The PagSeguro Group had no loans at June 30, 2019, and December 31,2018. Therefore, no gearing ratio is presented.

24.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:

•	Level 1—Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3—Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

The following table provides the fair value measurement hierarchy of PagSeguro Group’s financial assets and financial liabilities as at June 30, 2019:

	June 30, 2019
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	—	254,767	—
Financial investments	1,761,745	—	—
Accounts receivable	—	9,871,458	—
Other receivables	—	41,709	—
Financial liabilities
Payables to third parties	—	4,581,475	—
Trade payables	—	239,508	—
Trade payables to related parties	—	34,858	—
Contingent consideration (included in non-current Other payables)	—	—	15,800
Other payables	—	16,267	—

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At June 30, 2019 and for the three and six-month periods ended June 30, 2019

(All amounts in thousands of reais unless otherwise stated)

24.	Fair value measurement (Continued)

The PagSeguro Group believes that the financial instruments recognized in these condensed consolidated interim financial statements at their carrying amount are substantially similar to their fair value. For the financial assets that is basically due to the nature of the receivables that are due from top tier financial institutions subject to low credit risk and are mostly receivable in a short term period and are measured based on the consideration that the Group expects to receive as part of the transaction processing services.

Financial assets also include the financial investments represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.

Financial liabilities are mostly represented by short-term payables to merchants which are paid in accordance to the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values.

Financial liabilities also include the contingent consideration that arose from the acquisition of TILIX in 2018, as disclosed in Note 9. The contingent is recognized at fair value at the acquisition date and with changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9 Financial Instruments. As at June 30, 2019, the key performance indicators of TILIX show that it is highly probable that the target will be achieved due to the expansion of the business and the synergies realized. This assessment is aligned with December 31, 2018 and, as such, no re-measurement charge has been recognized in profit or loss for the six-month period ended June 30, 2019.

The fair value is determined considering the contractual cash outflows that will be required if the target is achieved and is substantially similar to the carrying amount. The significant unobservable input used in the measurement is the assumed probability-adjusted profit before tax of TILIX. A change in the probability that the target will be achieved would result in the derecognition of such liabilities.

There were no transfers between Levels 1, 2 and 3 during the six-month period ended June 30, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2019

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro

Name: Eduardo Alcaro Title: Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director